UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

PURE BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74621T209

(CUSIP Number)

Rosa Balestrino

Franchise World Headquarters, LLC

325 Sub Way, Milford, CT 06461

(203) 877-4281

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74621T209
1	Name of Reporting Person: FRANCHISE BRANDS, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3	SEC Use Only:
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 20,799,999 (includes warrants to purchase 2,133,333 shares of common stock)*
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 20,799,999 (includes warrants to purchase 2,133,333 shares of common stock)
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,799,999 *[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13	Percent of Class Represented by Amount in Row (11): 31.15%*[2]
14	Type of Reporting Person (See Instructions): OO

(*)	See Item 5.
1.	Includes all Shares (as defined in Item 1 below) beneficially owned by the Reporting Person, including 2,133,333 Shares underlying warrants beneficially owned by the Reporting Person, but does not include a warrant to purchase 8,666,666 Shares issued to the Reporting Person on October 23, 2015, which subsequently expired without exercise by the Reporting Person on April 23, 2016 and a warrant to purchase 6,666,666 Shares issued to the Reporting Person on October 23, 2015, which was subsequently terminated on July 19, 2016.

2.

Percentage is calculated based on 64,646,645 outstanding Shares of the Issuer, as set forth on the Issuer’s Form 10-Q for the nine months ended April 30, 2016, filed on June 9, 2016, in accordance with the rules promulgated by the Securities and Exchange Commission (the “SEC”). In calculating the percentage beneficially owned by the Reporting Person, 2,133,333 shares underlying warrants held by the Reporting Person are deemed to be outstanding. The percent of class held by the Reporting Person as of October 8, 2015 was 49.73%, based on 55,192,630 outstanding Shares of the Issuer, as set forth on the Issuer’s Form 10-K for the fiscal year ended July 31, 2015, filed on October 28, 2015, and 36,133,331 Shares beneficially owned by the Reporting Person, as set forth in note 1 above.

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D, dated June 14, 2016 (the “Schedule 13D”). This Amendment is being filed on behalf of Franchise Brands, LLC, a Delaware limited liability company (the “Reporting Person”).

Item 4. Purpose of Transaction

The information in Item 4 of the Schedule 13D is hereby amended and restated as follows:

The responses to Items 3, 5 and 6 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.

On October 23, 2015, the Reporting Person and the Issuer closed on a Securities Purchase Agreement pursuant to which the Reporting Person agreed to purchase, and the Issuer agreed to sell, (1) 13,333,333 Shares, (2) a warrant to purchase 6,666,666 Shares, which was terminated on July 19, 2016, and had an exercise price of $0.45; and (3) a warrant to purchase 8,666,666 Shares of the Issuer, which expired on April 23, 2016, and had an exercise price of $0.45. The Reporting Person acquired the Shares and warrants in the belief that the Shares are an attractive investment, consistent with the Reporting Person’s business purpose. On August 22, 2014, in connection with a securities purchase agreement between Reporting Person and the Issuer, Reporting Person agreed to purchase, and the Issuer agreed to sell 5,333,333 Shares and a warrant to purchase 2,133,333 Shares. This prior transaction was disclosed on a Schedule 13G filed by the Reporting Person on September 3, 2014.

As of the date hereof, the Reporting Person presently does not have any plans to (i) acquire any additional securities of the Issuer (it does not intend to exercise any warrants) or to dispose of securities of the Issuer, (ii) engage in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) sell or transfer a material amount of assets of the Issuer or of any of its subsidiaries, (iv) change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) make a material change to the present capitalization or dividend policy of the Issuer, (vi) make any other material change in the Issuer’s business or corporate structure, (vii) make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) cause any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) take any action that would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) take any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The information in Items 5(a), 5(b) and 5(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) As of the date hereof, the Reporting Person beneficially owns 20,799,999 Shares, which includes 2,133,333 Shares issuable pursuant a warrant that is currently exercisable. This number represents 31.15% of the Issuer’s outstanding Shares. The Reporting Person may be deemed to have sole power to vote and sole power to dispose of 20,799,999 Shares. Of the 20,799,999 Shares beneficially owned by the Reporting Person, 5,333,333 Shares and a warrant to purchase 2,133,333 Shares were acquired by the Reporting Person on August 22, 2014, in connection with a securities purchase agreement between Reporting Person and the Issuer. This prior transaction was disclosed on a Schedule 13G filed by the Reporting Person on September 3, 2014. The balance of the Shares and Shares issuable pursuant to warrants were acquired as set forth in Item 4.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 64,646,645 Shares outstanding as of June 9, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on June 9, 2016, in accordance with the rules and regulations promulgated by the SEC.

(c) There have been no transactions in the Shares during the sixty days prior to the date hereof by the Reporting Person, other than as disclosed herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2016	FRANCHISE BRANDS, LLC

	By:	/s/ John P. Pfannenbecker
John P. Pfannenbecker
Manager